SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 2)1
Cytokinetics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
23282W 10 0
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No.	23282W 10 0	Page	2	of	16 pages.

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Mayfield IX, a Delaware Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,781,358

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,781,358

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,781,358

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.6%

12	TYPE OF REPORTING PERSON

PN

13G

CUSIP No.	23282W 10 0	Page	3	of	16 pages.

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Mayfield IX Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,875,113

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,875,113

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,875,113

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8%

12	TYPE OF REPORTING PERSON

OO

13G

CUSIP No.	23282W 10 0	Page	4	of	16 pages.

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Mayfield Associates Fund IV, a Delaware Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		93,755

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

93,755

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

93,755

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12	TYPE OF REPORTING PERSON

PN

13G

CUSIP No.	23282W 10 0	Page	5	of	16 pages.

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Yogen K. Dalal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,031,713

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

2,031,713

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,031,713

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1%

12	TYPE OF REPORTING PERSON

IN

13G

CUSIP No.	23282W 10 0	Page	6	of	16 pages.

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) F. Gibson Myers, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,031,713

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

2,031,713

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,031,713

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1%

12	TYPE OF REPORTING PERSON

IN

13G

CUSIP No.	23282W 10 0	Page	7	of	16 pages.

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Kevin A. Fong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,031,713

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

2,031,713

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,031,713

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1%

12	TYPE OF REPORTING PERSON

IN

13G

CUSIP No.	23282W 10 0	Page	8	of	16 pages.

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) William D. Unger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,031,713

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

2,031,713

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,031,713

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1%

12	TYPE OF REPORTING PERSON

IN

13G

CUSIP No.	23282W 10 0	Page	9	of	16 pages.

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Wendell G. Van Auken, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,031,713

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

2,031,713

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,031,713

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1%

12	TYPE OF REPORTING PERSON

IN

13G

CUSIP No.	23282W 10 0	Page	10	of	16 pages.

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) A. Grant Heidrich, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		54,040 (includes options to purchase 25,000 shares exercisable within 60 days of the date hereof.)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,875,113

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		54,040 (includes options to purchase 25,000 shares exercisable within 60 days of the date hereof.)

WITH	8	SHARED DISPOSITIVE POWER

1,875,113

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,929,153 (includes options to purchase 25,000 shares exercisable within 60 days of the date hereof.)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.9%

12	TYPE OF REPORTING PERSON

IN

Item 1.
(a)	Name of Issuer:

Cytokinetics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

280 East Grand Avenue South San Francisco, CA 94080
Item 2.
(a)	Name of Persons Filing:

Mayfield IX, a Delaware Limited Partnership
Mayfield IX Management, L.L.C.
Mayfield Associates Fund IV, a Delaware Limited Partnership
Yogen K. Dalal
F. Gibson Myers, Jr.
Kevin A. Fong
William D. Unger
Wendell G. Van Auken, III
A. Grant Heidrich, III

(b)	Address of Principal Business Office:

c/o Mayfield Fund 2800 Sand Hill Road, Suite 250 Menlo Park, CA 94025

(c)	Citizenship:

Mayfield IX, a Delaware Limited Partnership, and Mayfield Associates Fund IV, a Delaware Limited Partnership, are Delaware limited partnerships.

Mayfield IX Management, L.L.C. is a Delaware limited liability company.

The individuals listed in Item 2(a) are U.S. citizens.

Page 11 of 16 pages.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

23282W 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.
The information regarding ownership as set forth in Items 5-9 of Pages 2-10 hereto, is hereby incorporated by reference.

For a summary of total ownership by all Reporting Persons, see Exhibit 3 hereto.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

Page 12 of 16 pages.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

MAYFIELD IX, A DELAWARE LIMITED PARTNERSHIP

By:	Mayfield IX Management, L.L.C. Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD IX MANAGEMENT, L.L.C.
By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD ASSOCIATES FUND IV, A DELAWARE LIMITED PARTNERSHIP

By:	Mayfield IX Management, L.L.C. Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

YOGEN K. DALAL
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

F. GIBSON MYERS, JR.
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

KEVIN A. FONG
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

Page 13 of 16 pages.

WILLIAM D. UNGER
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

WENDELL G. VAN AUKEN, III
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

A. GRANT HEIDRICH, III
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

Page 14 of 16 pages.

EXHIBIT INDEX

Exhibit 1 -	“JOINT FILING AGREEMENT” is hereby incorporated by reference to Exhibit 1 to the Statement on Schedule 13G dated February 14, 2005.

Exhibit 2 -	“POWERS OF ATTORNEY” are hereby incorporated by reference to Exhibit 2 to the Statement on Schedule 13G dated February 14, 2005.

Exhibit 3 -	OWNERSHIP SUMMARY

Page 15 of 16 pages.

EXHIBIT 3

	Number of				Percent of Class
	Shares		Number of Shares		Beneficially
Name of Reporting Person	(Direct) (5)		(Indirect)		Owned (1)
Mayfield IX, a Delaware Limited Partnership	1,781,358	(2)	-0-		3.6%
Mayfield IX Management, L.L.C.	-0-		1,875,113	(2)(3)	3.8%
Mayfield Associates Fund IV, a Delaware Limited Partnership	93,755	(3)	-0-		0.2%
Yogen K. Dalal	-0-		2,031,713	(4)(6)	4.1%
F. Gibson Myers, Jr.	-0-		2,031,713	(4)(6)	4.1%
Kevin A. Fong	-0-		2,031,713	(4)(6)	4.1%
William D. Unger	-0-		2,031,713	(4)(6)	4.1%
Wendell G. Van Auken, III	-0-		2,031,713	(4)(6)	4.1%
A. Grant Heidrich, III	54,040	(7)	1,875,113	(4)	3.9%
Cell Trust	142,895				0.3%
Cell Trust II	13,705				0.0%
Total	2,085,753	(7)			4.2%

(1)	The respective percentages set forth in this column were obtained by dividing the number of shares by the aggregate number of shares outstanding as reported in the Issuer’s Form 10-Q for the period ended September 30, 2007. The percentages for Mr. Heidrich and the total are calculated by dividing the number of shares (including 25,000 shares issuable upon exercise of options exercisable within 60 days after the date hereof) by the number of outstanding shares plus 25,000.

(2)	Represents shares held directly by Mayfield IX, a Delaware Limited Partnership (“Mayfield IX”) of which Mayfield IX Management, L.L.C. (“Mayfield IX Management”) is the sole General Partner.

(3)	Represents shares held directly by Mayfield Associates Fund IV, a Delaware Limited Partnership (“Mayfield Associates IV”) of which Mayfield IX Management is the sole General Partner.

(4)	Includes shares held directly by Mayfield IX and Mayfield Associates IV. The individual Reporting Persons listed are Managing Directors of Mayfield IX Management, which is the sole general partner of Mayfield IX and Mayfield Associates IV. The individual Reporting Persons may be deemed to have shared voting and dispositive power over the shares which are or may be deemed to be beneficially owned by Mayfield IX Management, Mayfield IX and Mayfield Associates IV, but disclaim such beneficial ownership.

(5)	Each individual Reporting Person expressly disclaims that he or she is the beneficial owner of any shares which are held by any other individual Reporting Person in his or her individual capacity.

(6)	Includes 142,895 shares held in Cell Trust and 13,705 shares held in Cell Trust II, each a trust for which the individual Reporting Persons, other than Mr. Heidrich, serve as trustees, and for each of which the individual Reporting Persons, other than Mr. Heidrich, or their family trusts are trustors and beneficiaries. The individual Reporting Persons, other than Mr. Heidrich, may be deemed to have shared voting and dispositive power over the shares held in Cell Trust and Cell Trust II, but disclaim such beneficial ownership.

(7)	Includes 29,040 shares held directly by the A. Grant and Jeanette Y. Heidrich Community Property Trust, of which Mr. Heidrich is a trustee and a beneficial owner. Also includes director options to purchase 25,000 shares held by Mr. Heidrich.

Page 16 of 16 pages.